Harvest Energy Trust – News Release
(HTE.UN – TSX; HTE - NYSE)

HARVEST ENERGY TRUST ANNOUNCES EQUITY AND CONVERTIBLE DEBENTURE FINANCING

Calgary, October 25, 2006 (TSX: HTE.UN; NYSE: HTE)

The Units and Convertible Debentures will be issued by way of a short form prospectus to be filed with the securities regulatory authorities in each of the provinces and territories of Canada. The offering is subject to the receipt of all necessary regulatory and stock exchange approvals and other customary conditions. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Harvest Energy Trust ("Harvest") is pleased to announce that it has entered into an agreement with a syndicate of underwriters to sell, on a bought deal basis, a combination of $400 million principal amount of 6.30% convertible unsecured subordinated debentures ("Debentures") and 3.15 million trust units ("Trust Units") at a price of $31.75 per Trust Unit to raise gross proceeds totaling approximately $500 million. Harvest has also granted the underwriters an Over–Allotment Option, to purchase up to an additional 15% of Debentures and an additional 15% of Trust Units at the same offering prices, exercisable in whole or in part for a period of 30 days following closing. If the Over-Allotment Option is fully exercised, the total gross proceeds to Harvest from the Trust Units and Debentures will be approximately $575 million. Closing is expected to occur on or about November 16, 2006.

Harvest will use the net proceeds of this financing to fully repay its $450 million Unsecured Senior Bridge Facility as well as repay a sizable portion of its $350 million Secured Bridge Facility thereby completing a substantial portion of the refinancing related to the recent acquisition of North Atlantic Refining Limited and related businesses.

The Debentures have a face value of $1,000 per debenture, a coupon of 6.30%, a maturity date of September 30, 2013 and will be convertible into Trust Units at the option of the holder at a conversion price of $38.50 per Trust Unit. The Debentures will pay interest semi-annually on September 30 and March 31 of each year, commencing on March 31, 2007. The Debentures are not redeemable at the option of Harvest on or before September 30, 2009. After September 30, 2009 and prior to maturity, the Debentures may be redeemed at the option of Harvest at a price of $1,050 per Debenture on of after October 1, 2009 and on or before September 30, 2010, at a price of $1,025 per Debenture on or after October 1, 2010 and on or before September 30, 2011 and at a price of $1,000 per Debenture on or after October 1, 2011 and before maturity plus accrued and unpaid interest.

The first distribution for which purchasers of the Trust Units offered hereunder will be entitled to receive is the previously announced distribution of $0.38 per trust unit, payable on December 15, 2006 to unitholders of record on November 22, 2006.

The syndicate of underwriters is led by CIBC World Markets Inc. and TD Securities Inc.

The Trust Units and Debentures and will be offered publicly in Canada by way of a short form prospectus and on a private placement basis in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Harvest is one of Canada's largest energy trusts with upstream and downstream operations. We are focused on identifying opportunities to create and deliver value to unitholders through monthly distributions and unit price appreciation. With an active acquisition program and the technical approach taken to maximizing our assets, we strive to grow cash flow per unit. Harvest is a sustainable trust with an average economic life of approximately 16 years, and current production from our oil and gas business of 65,000 boe per day weighted approximately 70% to crude oil and liquids and 30% to natural gas. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

PRESS RELEASE		October 25, 2006
HARVEST ENERGY TRUST	Page 2 of 2

ADVISORY

Certain information in this press release, including management's assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest's regulatory reports and filings made with securities regulators. The acquisition of a refining business adds the following risks and uncertainties, including but not limited to: the volatility between the prices for crude oil purchased and products sold (the "crack spread"), refinery operating risks such as spills and discharges of petroleum or hazardous substances, competition from other refiners and petroleum product marketers, crude oil supply interruptions, loss of key personnel and labour disruptions.

Forward-looking statements in this press release may include, but are not limited to, closing of the equity and convertible debenture financing, future cash distribution, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:
John Zahary	Robert Fotheringham
President & CEO	Vice President, Finance & CFO

Cindy Gray
Manager, Investor Relations

Corporate Head Office:
Harvest Energy Trust
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca